SONIC SOLUTIONS© | THE LEADER IN DIGITAL MEDIA SOFTWARE

VIA OVERNIGHT COURIER AND EDGAR

January 4, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549

Re:	Sonic Solutions
Form 10-K for Fiscal Year Ended March 31, 2009
Forms 8-K Filed May 28, 2009, August 6, 2009 and November 5, 2009
File No. 000-23190

Dear Mr. Gilmore:

Sonic Solutions (the “Company”) submits this letter in response to the additional comments contained in the December 17, 2009 letter, which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) sent to the undersigned with respect to the above-referenced Form 10-K (the “2009 Form 10-K”) and Forms 8-K.  In this response, we have addressed each of the Staff’s comments, noting the Staff’s comments in bold face type and our responses in regular type.

Form 10-K for the Fiscal Year Ended March 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends and Events, page 24

1.
We note your response to prior comment. You state that your recent trends and events disclosure addresses “those factors [you] view as potentially counterbalancing the decrease in consumer DVD product revenues [you] have recently experienced.”  Your discussion in this section does not, however, appear to address the underlying trend—declining revenues from consumer DVD products.  Disclosure of a trend, demand, commitment, event or uncertainty is required unless you are able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on your liquidity, capital resources or results of operations is not reasonably likely to occur.  One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance.  Ascertaining this indicative value depends to a significant degree on the quality of disclosure about the facts and circumstances surrounding known material trends and uncertainties in MD&A.  When drafting this section of future filings, please refer to Section III.B.3 of SEC Release No. 33-8350.

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 4, 2010

We respectfully acknowledge this comment, and advise the Staff that in drafting the MD&A section of future filings we will consider the guidance of Section III.B.3 of SEC Release No. 33-8350, and will endeavor to include appropriate discussion and analysis of “known material trends and uncertainties” (as such phrase is defined in Release No. 33-8350), including with respect to any such material trends and uncertainties relating to declining DVD revenues.

Item 11.  Executive Compensation

Summary Compensation, page 78

2.
We note your response to prior comment 6, and your representation that you will include more specific information and disclosures for each named executive officer in the Compensation Disclosure and Analysis section of future filings.  In addition, if applicable, please include footnotes discussing the nature of any amounts included in the Salary column of the Summary Compensation Table that are not pursuant to the named executive officer’s employment agreement.

We respectfully acknowledge this comment, and advise the Staff that in future filings we will, to the extent applicable, include footnotes discussing the nature of any amounts included in the Salary column of the Summary Compensation Table that are not pursuant to the named executive officer’s employment agreement.

Item 15.  Exhibits and Financial Statement Schedules, page 88

3.	We note your response to prior comment 10. Please file your agreements with Digital River and Navarre as exhibits to an amended annual report on Form 10-K.

We respectfully acknowledge this comment, and advise the Staff that we will file agreements as exhibits to an amended annual report on Form 10-K, with portions omitted pursuant to a request for confidential treatment in accordance with Rule 24b-2 under the Securities Exchange Act of 1934 and the Staff’s legal bulletin with respect thereto.

Mr. Patrick Gilmore
Accounting Branch Chief
U.S. Securities and Exchange Commission
January 4, 2010

We appreciate in advance your time and attention to our filings as well as to our responses to the Staff’s comments.  Should you have any additional questions or concerns, please call me at 415-893-7080.

Very truly yours,

SONIC SOLUTIONS

/s/ Paul Norris
Name: Paul Norris
Title: EVP, Chief Financial Officer & General Counsel